EXECUTIVE OFFICER QUESTIONNAIRE

(Provide responses on additional sheets if needed.)

15. Limited Power of Attorney for Section 16 Reporting Obligations.

I, Rahul Ghai, hereby appoint GE to assist me in the preparation and filing of Section 16 reports, and execute the below Power of Attorney for this purpose.

I am an officer elect of General Electric Company (GE) and, until further written notice, I hereby individually authorize each of Brandon Smith, Astrid Tsang and Kira Schwartz, with full power of substitution to each, to sign on my behalf any Form 3, Form 4, Form 5, Form 144 or related form that I have filed or may file hereafter in connection with my direct or indirect beneficial ownership of GE securities, and to take any other action of any type whatsoever in connection with the foregoing that in his or her opinion may be for the benefit of, in the best interest of, or legally required by me.

05/19/2023

Date

Signed: Rahul Ghai

Name: Rahul Ghai